Exhibit 99.1

3-05 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:  (905) 841-2300
Fax:    (905) 841-2244
Web:     www.helixbiopharma.com

August 6, 2010
NEWS RELEASE

HELIX BIOPHARMA CLOSES $11.0 MILLION PRIVATE
PLACEMENT

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF”) today announced that it has closed a private placement of 4,530,000 units at $2.43 per unit.

Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share of the Company at a price of $3.402 for up to three years after the closing date of the private placement.  Net proceeds after expenses are expected to be approximately $9.5 million and will be used for working capital, primarily to support the Company’s expanding clinical trial initiatives.

As a result of the placement, Mr. Zbigniew Lobacz has become an “insider” of Helix as he now holds more than 10% of Helix’s outstanding common shares.  A separate news release is being issued by him in connection with this placement.

The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any state of the United States, and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from registration requirements.  The distribution of the securities offered is exempted from provincial securities laws in Canada.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX under the symbol “HBP”.  For more information, please visit www.helixbiopharma.com.

For further information contact:

             Robert Flamm, Ph.D.
             Russo Partners, LLC
 Tel: (212) 845-4226
             Email: robert.flamm@russopartnersllc.com
             www.russopartnersllc.com

This News Release contains certain forward-looking statements and information regarding Helix BioPharma Corp. (“Helix” or the “Company”), its proposed use of proceeds of the private placement and its development activities, which statements and information can be identified by the use of forward looking terminology such as “will”, “expanding” and “developing”.  Helix’s actual results could differ materially from these forward-looking statements and information as a result of numerous risk factors, including without limitation,  the risk that that proceeds of the placement may be used for purposes other than those currently intended; research & development risks, which may result in the Company’s termination of either or both of its current product development programs; and Helix’s continuing need for additional future capital to carry on its business.    Such risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest MD&A, Form 20-F, and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. S.E.C. from time to time at www.sedar.com, and www.sec.gov/edgar.shtml, respectively.  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.